Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of June 30, 2025, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2025

(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,881
Current financial debt	9,756
Current portion of financial instruments for interest rate swaps liabilities	346
Other current financial instruments — liabilities	515
Financial liabilities directly associated with assets held for sale	67
Total current financial debt	15,565
Non-current financial debt	47,584
Non-controlling interests	2,360
Shareholders’ equity
Common shares	7,262
Paid-in surplus and retained earnings	128,103
Currency translation adjustment	(13,564)
Treasury shares	(5,159)
Total shareholders’ equity — TotalEnergies share	116,642
Total capitalization and non-current indebtedness	166,586

As of June 30, 2025, TotalEnergies SE had an issued share capital of 2,281,206,254 ordinary shares with a par value of €2.50 per share, of which 77,953,973 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.

As of June 30, 2025, approximately $9,111 million of TotalEnergies’ non-current financial debt was secured and $38,474 million was unsecured, and all of TotalEnergies’ current financial debt of $15,565 million was unsecured. As of June 30, 2025, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness. On July 1, 2025, TotalEnergies Capital International issued three series of notes, guaranteed by TotalEnergies SE, under its Euro Medium Term Note Program in aggregate principal amount of €3 billion (or approximately $3.5 billion using the €/$ exchange rate on July 18, 2025 of €1=$1.1645, as released by the Board of Governors of the Federal Reserve System on July 18, 2025), comprising €1,000,000,000 principal amount of 3.075% notes maturing in July 2031, €1,100,000,000 principal amount of 3.647% Notes maturing in July 2035 and €900,000,000 principal amount of 4.060% notes maturing in July 2040.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since June 30, 2025.